Issuer Free Writing Prospectus dated January 17, 2013

Filed Pursuant to Rule 433

Registration No. 333-178756

(Relating to Preliminary Prospectus Supplement dated January 16, 2013)

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated May 21, 2012, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC via Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone number (866) 803-9204). References herein to “we,” “us,” “our” and “AVEO” refer to AVEO Pharmaceuticals, Inc.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	AVEO Pharmaceuticals, Inc. (NASDAQ: AVEO)

Common stock offered by AVEO	6,667,000 shares of common stock. In addition, we have granted the underwriters a 30-day option to purchase up to 1,000,050 additional shares of common stock to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriters do not exercise this over-allotment option.

Common stock to be outstanding after the offering	50,401,762 shares, based on 43,734,762 shares outstanding as of September 30, 2012, which does not include, as of that date:

•	4,728,730 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $10.02 per share;

•	10,000 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $6.50 per share; and

•	an aggregate of 2,400,953 additional shares of common stock available for future issuance under our 2010 Stock Incentive Plan, as amended, and 2010 Employee Stock Purchase Plan, as amended.

Public offering price	$7.50 per share.

Net proceeds to AVEO	$46.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	January 17, 2013.

Closing date	January 23, 2013.

Dilution	Our net tangible book value at September 30, 2012 was approximately $138.2 million, or $3.16 per share. If you purchase common stock in the offering, you will incur an immediate and substantial dilution in net tangible book value of $3.83 per share, after giving effect to the sale by us of 6,667,000 shares of common stock in the offering at the public offering price of $7.50 per share.

Sole book-running manager	J.P. Morgan Securities LLC

Co-Lead Managers	Canaccord Genuity Inc. and RBC Capital Markets, LLC